Bitech Technologies Corporation

600 Anton Boulevard, Suite 1100

Costa Mesa, CA 92626

September 26, 2022

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Alan Campbell
Joe McCann
Nudrat Salik
Terence O’Brien

Re:	Bitech Technologies Corporation (the “Company”)
Registration Statement on Form S-1
Filed August 15, 2022
File No. 333-266887

Ladies and Gentlemen:

The Company is in receipt of the staff’s comment letter dated September 1, 2022 on the above-referenced filing. Following are the Company’s responses to such comments. Contemporaneously, the Company has filed a Form 10/A (Amendment No. 1) (“Amendment No. 1”) along with the filing of other reports as set forth below.

Registration Statement on Form S-1

Prospectus Summary

Disposition of Quad Video Assets, page 5

1.	Please revise to disclose the price(s) paid by Peter Dalrymple for (i) the assets of Quad Video and (ii) the SPIN accounts receivable referenced on page 6.

RESPONSE: The Company has provided additional disclosure in Amendment No. 1 beginning on page 5 addressing the above comment and made conforming changes elsewhere within Amendment No. 1.

Financial Statements, page F-1

2.	In connection with the recapitalization and reverse acquisition on March 31, 2022, between Spinal Injury Solutions, Inc. and Bitech Mining Corporation, please help us understand why an Item 4.01 8-K was not filed with the information required by Item 304 of Regulation S-K, including a letter from the former accountants. In a reverse merger transaction, a change in accountants occurs unless one accountant audited the financial statements of both parties to the merger. The accountant who is no longer associated with the continuing entity is considered the predecessor accountant. Since you accepted the resignation of Ham, Langston & Brezina, LLP on April 29, 2022, it would appear BF Borgers CPA PC would be the former accountants after the March 31, 2022, merger transaction.

RESPONSE: The Company has filed an amendment to the Form 8-K (the “Amended 8-K”) originally filed on May 2, 2022 to revise the disclose in Item 4.01 to reflect the dismissal of BF Borgers CPA PC.

3.	Pursuant to Item 11(i) of Part I for Form S-1, please provide the information required by Item 304 of Regulation S-K in the Form S-1. We remind you that this should address all changes in accountants that have taken place during the two most recent fiscal years or any subsequent interim period.

United States Securities and Exchange Commission

September 26, 2022

RESPONSE: The Company has provided disclosure in Amendment No. 1 beginning on page 85 under the caption “Changes in Registrant’s Certifying Accountant” addressing the above comment.

Note 6. Restatement of Previously Issued/Reported Financial Statements, page F-20

4.	We note that the financial statements for the three months ended March 31, 2022 have been restated as management determined that the Company erroneously did not reflect the accounting perspective of Bitech Mining on March 31, 2022. Please file an Item 4.02 Form 8-K related to the non-reliance on previously issued financial statements and amend your Form 10-Q for the period ended March 31, 2022.

Alternatively, advise as to why you determined this was not necessary.

RESPONSE: The Company has filed a Current Report on Form 8-K to disclose the information required under Item 4.02 of Form 8-K (the “Item 4.02 Form 8-K”) as it relates to the non-reliance on previously issued financial statements. Additionally, the Company has filed an amendment to its Form 10-Q for the period ended March 31, 2022 (the “Amended 10-Q”) to include the corrected financial statements for the period ended March 31, 2022 as disclosed in the Item 4.02 Form 8-K.

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm, page EX-23

5.	BF Borgers CPA PC indicate that they did not do any work after the period ended December 31, 2021 and did not review the quarterly financial information as another firm performed that work. Please confirm that BF Borgers CPA PC performed the procedures required by PCAOB AS 4101. In this regard, it is unclear how BF Borgers CPA PC would be able to provide a currently dated consent without performing these procedures. Please advise and provide a revised consent to remove or clarify this wording.

RESPONSE: BF Borgers CPA PC (“BF Borgers”) has confirmed with the Company that it performed the procedures required by PCAOB AS 4101. The Company’s current independent registered public accounting firm, Fortune CPA Inc. that was appointed on April 29, 2022, reviewed and approved for filing with the SEC the Company’s Form 10-Q for the period ended March 31, 2022 that was filed with the SEC on May 6, 2022 and the Form 10-Q for the period ended June 30, 2022 that was filed with the SEC on August 5, 2022. Additional disclosure has been added to BF Borger’s consent to clarify the scope of BF Borgers work.

We trust the foregoing and the Amendment No. 1, the Amended 8-K, the Amended 10-Q and the Item 4.02 Form 8-K are fully responsive to the staff’s comments. Further, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Benjamin Tran
Benjamin Tran, Chief Executive Officer

cc:	Laura Anthony, Esq.